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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/08__ AND ENDING 12/31/08
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA Municipal Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1219 Assembly Street, Suite 201
(No. and Street)

Columbia   SC   29201
(City)   (State)   (Zip Code)

Alexis
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Pierre Kisteneff   803-765-2632
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton D. Bodiford, CPA
(Name – if individual, state last, first, middle name)

PO Box 6556   Columbia   SC   29260
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED

MAR 13 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Alexis P. Kisteneff _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Carolina Municipal Securities, Inc._____ , as
of __December 31_____ , 20_08___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

Notary Public

My Commission Expires
March 24, 2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Carolina Municipal Securities, Inc.

Financial Statements with
Report of Independent Registered Public Accounting Firm

December 31, 2008

Carolina Municipal Securities, Inc.

Financial Statements with
Report of Independent Registered Public Accounting Firm
December 31, 2008

Table of Contents

CLIFTON D. BODIFORD | |

Certified Public Accountant

4406-B Forest Dr., Suite 301
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Report of Independent Registered Public Accounting Firm

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

I have audited the accompanying statements of financial condition of Carolina Municipal Securities, Inc. (an S Corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Pubic Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Municipal Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 2, 2009

Carolina Municipal Securities, Inc.
Statements of Financial Condition

	December 31, 2008	December 31, 2007
Assets		
Current Assets:		
Cash	$ 1,209	$ 4,310
Deposits with clearing organization	25,000	25,000
Prepaid expenses	2,063	2,086
Total Current Assets	28,272	31,396
Furniture and Equipment, net	1,021	-
Total Assets	$ 29,293	$ 31,396
Liabilities and Stockholder's Equity		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 380	$ 948
Accrued payroll liabilities	8,746	-
Total Current Liabilities	9,126	948
Stockholder's Equity		
Common stock, $10 par value; 100,000 shares authorized; 100,000 shares in -2008 and 2007 issued and outstanding	1,000,000	1,000,000
Paid-in capital	227,935	93,935
Accumulated deficit	(1,207,768)	(1,063,487)
Total Stockholder's Equity	20,167	30,448
Total Liabilities and Stockholder's Equity	$ 29,293	$ 31,396

See accompanying notes.

3

Carolina Municipal Securities, Inc.
Statements of Operations

| | Year Ended December 31, | |
	2008	2007
Revenues:		
Fees	$ 57,201	$ 1,242,828
Interest	620	1,167
Total revenues	57,821	1,243,995
Expenses:		
Salaries	126,125	118,000
Contribution to 401 (K) Plan	29,500	49,500
Consulting and management fees	5,800	105,097
Dues and subscriptions	1,324	7,920
Telephone	4,687	6,987
Assessments and fees	1,747	3,726
Other	32,919	49,527
Total expenses	202,102	340,757
Net income (loss)	$ (144,281)	$ 903,238

See accompanying notes.

Carolina Municipal Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2008 and 2007

| | Common Stock | | Paid-In Capital | Total Accumulated Deficit | Stock-holder's Equity |
	Number of Shares	Amount			
Balances, December 31, 2006	90,925	$ 909,250	$ -	$ (838,256)	$ 70,994
Stock issued	9,075	90,750	93,935	-	184,685
Net income	-	-	-	903,238	903,238
Dividends	-	-	-	(1,128,469)	(1,128,469)
Balances, December 31, 2007	100,000	1,000,000	93,935	(1,063,487)	30,448
Stock issued	-	-	134,000	-	134,000
Net (loss)	-	-	-	(144,281)	(144,281)
Balances, December 31, 2008	100,000	$1,000,000	$ 227,935	$(1,207,768)	$ 20,167

5

See accompanying notes.

Carolina Municipal Securities, Inc.
Statements of Cash Flow

	Year Ended December 31,	
	2008	2007
Cash flows provided (required) operating activities		
Cash received from customers	$ 57,201	$ 1,303,193
Cash paid to suppliers and consultants	(193,672)	(381,256)
Interest received	620	1,167
Net cash provided (used) by operating activities	(135,851)	923,104
Cash flows required by investing activities:		
Purchase of equipment	(1,250)	-
Net cash used by investing activities	1,250	-
Cash flows provided (required) by financing activities		
Issuance of common stock	134,000	184,685
Stockholder's distributions	-	(1,128,469)
Net cash provided (used) by financing activities	134,000	(943,784)
Net decrease in cash	(3,101)	(20,680)
Cash at beginning of year	4,310	24,990
Cash at end of year	$ 1,209	$ 4,310
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$ (144,281)	$ 903,238
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:		
Depreciation expense	229	2,485
Changes in assets and liabilities:		
Accounts receivable	-	60,365
Other assets	23	(222)
Accounts payable	(568)	(28,164)
Accrued payroll	8,746	(14,598)
Net cash provided (acquired) by operating activities	$ (135,851)	$ 923,104

See accompanying notes.

Carolina Municipal Securities, Inc.
Notes to Financial Statements
December 31, 2008

1. Summary of Significant Accounting Policies

<u>Organization and Basis of Accounting</u>

Carolina Municipal Securities, Inc. (the "Company") was incorporated in 1994. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's mission is to underwrite or privately place with investors, municipal and corporate debt securities, as well as to provide financial advisory services to municipalities and corporations.

<u>Basis of Accounting</u>

The financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles. Revenues are recognized when earned and expenses are recognized when incurred.

<u>Furniture and Equipment</u>

Furniture and equipment are stated at cost and depreciated using the straight-line method.

Gain or loss on retirement of equipment is recognized in the statements of operations when incurred. Repairs and maintenance charges that do not increase the useful lives of the furniture and equipment are charged to operations as incurred.

<u>Income Taxes</u>

Effective January 1, 1994, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the Company's stockholder. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

1. Summary of Significant Accounting Policies (continued)
<u>Deposits with Clearing Organization</u>

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis (as defined). The amount held by the clearing organization serves as collateral for security transactions.

2. Furniture and Equipment

Furniture and equipment as of December 31, 2008 and 2007, by major classification are summarized as follows:

	2008	2007	Estimated Useful Life in years
Furniture	$ 1,098	$ 1,098	10
Equipment	16,550	15,300	5
Total	17,648	16,398	
Less accumulated depreciation	(16,627)	(16,398)	
Furniture and equipment	$ 1,021	$ -	

3. Operating Lease

The Company leases its office space under an operating lease agreement. Lease expense for each of the years ended December 31, 2008 and 2007, totaled approximately $10,200 and $10,200, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at a time when the Company's net capital, as defined by the Rule, fails to exceed 1,500 percent of net capital. As of December 31, 2008, the Company had net regulatory capital of $18,104 which was $13,104, in excess of its required net capital. As of December 31, 2008, there were no material differences in the regulatory capital as reported in the financial statements from that reported in the December 31, 2008, FOCUS regulatory report.

Accounts receivable, advances, prepaid expenses and furniture and equipment included in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under Rule 15c3-1.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provision of Paragraph (k)(2)(ii), in that the Company has never held customer securities since its incorporation.

Supplementary Information

CLIFTON D. BODIFORD
Certified Public Accountant

| |

4406-B Forest Dr., Suite 301
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Report of Independent Registered Public Accounting Firm on Supplementary Information

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

I have audited the accompanying financial statements of Carolina Municipal Securities, Inc., as of and for the year ended December 31, 2008, and have issued my report thereon dated February 2, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 2, 2009

Carolina Municipal Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

	2008
Net Capital	
Total stockholder's equity	$ 20,167
Deduct stockholder's equity not allowable for net capital	
Total stockholder's equity qualified for net capital	20,167

Add:
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital
B. Other (deductions) or allowable credits-deferred income taxes payable

Total capital and allowable subordinated liabilities

Deductions and/or charges:
A. Non allowable assets
    Securities no readily marketable
    Exchange membership
    Furniture, equipment, and leasehold improvements, net
    Prepaid expenses   **2,063**
    Other assets
    1. Additional charges for customers' and non-customers' security accounts
    2. Additional charges for customers' and non-customers' commodity accounts
B. Aged fails-to-deliver
    1. Number of items-None
C. Aged short security differences
    1. Number of items-None
D. Secured demand note deficiency
E. Commodity futures contracts and spot commodities-proprietary capital charges
F. Other deductions and/or charges

Net capital before haircuts on securities positions   **18,104**

Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)
A. Contractual securities commitments
B. Deficit in securities collateralizing secured demand notes

Carolina Municipal Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008
(continued)

C. Trading and investment securities
1. Bankers' acceptances, certificates of deposit, and commercial paper
2. U.S. and Canadian government obligations
3. State and municipal obligations
4. Corporate obligations
5. Stocks and warrants
6. Options
7. Other securities

D. Undue concentrations

E. Other

          Net Capital $ 18,104

Report of Independent Registered Public Accounting Firm
on Internal Control

Required by SEC Rule 17a-5

For the Year Ended December 31, 2008

CLIFTON D. BODIFORD
Certified Public Accountant

4406-B Forest Dr., Suite 301
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

In planning and performing my audit of the financial statements and supplementary information of Carolina Municipal Securities, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission "(SEC)", I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practice and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate as of December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management and the SEC and is not intended, and should not be used by anyone other than these specified parties.

Clifton D. Bodiford, CPA
February 2, 2009

END